Exhibit 99.1

VERDERA ENERGY CORP.
NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19 , 2026
SEPTEMBER 8 , 2026

VERDERA ENERGY CORP.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual general m eeting (the “ Meeting ” ) of the holders (the
“ Shareholders ” ) of common shares ( “ Common Shares ” ) of Verdera Energy Corp. (the “ Corporation ” ) will be held at 1200 - 750 W. Pender Street Vancouver, British Columbia, V6C 2T8, Canada on October 19 ,
2026, at 10:00 a.m. ( Pacific time). The purpose of the Meeting is for the Shareholders to:
1. to receive and consider the audited financial statements of the Corporation for the fiscal year ended
March 31, 2026, together with the report s of the auditors thereon ;
2. to elect the directors of the Corporation for the ensuing year ;
3. to appoint De V isser Gray LLP as the auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor ;
4. to consider and, if deemed advisable, pass an ordinary resolution ratifying, confirming and approving the Corporation's 2026 Equity Incentive Plan, as more particularly described in the accompanying Circular, a copy of which is available at the records office of the Corporation as described in the Circular ; and
5. to transact such other business as may properly be brought before the Meeting, or at any adjournment thereof.
The nature of the business to be transacted at the Meeting is described in further detail in the management information circular dated September 8 , 2026 (the “ Circular ”).
The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the
Meeting or any adjournmen ts or postponements thereof is September 8 , 2026 (the “ Record Date ” ).
Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at , the Meeting or any adjournments or postponements thereof.
The Corporation has elected to use the notice - and - access provisions adopted by the Canadian Securities
Administrators (“ Notice - and - Access ”) to distribute proxy - related materials to Shareholders. Notice - and -
Access is a set of rules that allow reporting issuers to post electronic versions of proxy - related materials on
SEDAR+ and on one additional website, rather than mailing paper copies to S hareholders. The use of
Notice - and - Access will reduce the Corporation’s printing and mailing costs and is more environmentally friendly as it will help to reduce paper use. Shareholders have the right to request hard copies of any materials posted online b y the Corporation under Notice - and - Access. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice - and - Access provisions. Meeting materials, including the Circular, are available under the Corporation’s SEDAR+ profile at
www.sedarplus.ca and at https://verderauranium.com/ . Shareholders may also obtain paper copies of the
Circular, financial statements and the management discussion and analysis free of charge upon request to the Secretary of the Corporation.
Shareholders are entitled to vote at the Meeting either in person or by proxy , in accordance with the procedures described in the Circular accompanying this notice. The Corporation encourages all
S hareholders to vote by proxy in advance of the Meeting. If you are a registered Shareholder, please date and execute the accompanying form of proxy and return it in the envelope provided to Uplisting Advisory
Services Inc., 100 King Street West, Suite 5700, Toronto, ON M5X 1C7 or by email to
voteproxy@uplistadvisory.com , by no later than 10:00 a .m. ( Pacific time) on October 15 , 2026 , or two business days preceding the date of any adjournment or postponement. If you are not a registered
Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

Registered shareholders and duly appointed proxy holders may attend the Meeting virtually by contacting
Uplisting Advisory Services Inc. at voteproxy@uplistadvisory.com or 1 - 855 - UPLIST - 1 to obtain a meeting link that will permit them to attend the Meeting virtually . Please note that if you plan to attend the Meeting virtually , you must vote your securities using the method set out in the accompanying Proxy or VIF. Due to issues related to the verification of Shareholder identity, those attending the Meeting virtually will not be permitted to vote at the Meeting .
T o ensure a smooth process, the Co rporation is asking registered participants to log in by 9 :45 a.m. ( Pacific time) on October 19 , 2026.
SHAREHOLDERS ARE REMINDED TO REVIEW THE MANAGEMENT INFORMATION CIRCULAR
BEFORE VOTING.
DATED at Vancouver , British Columbia this 8 th day of September , 2026 .
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “ Janet Lee - She r iff ”
Janet Lee - Sheriff
Chief Executive Officer & Director
2

VERDERA ENERGY CORP.
MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “ Circular ” ) is furnished in connection with the solicitation by the management of Verdera Energy Corp. (the “ Corporation ” ) of proxies to be used at an annual general meeting (the “ Meeting ” ), or any adjournment thereof, of the holders (the “ Shareholders ” ) of common shares ( “ Common Shares ” ) of the Corporation, to be held at 1200 - 750 W. Pender Street Vancouver, British
Columbia, V6C 2T8, Canada o n October 19 , 2026 , at 10 :00 a.m. . ( Pacific time), for the purposes set forth in the notice of meeting (“ Notice of Meeting ”) and in this Circular. References in the Circular to the Meeting include any adjournment(s) or postponement(s) thereof.
Except where otherwise indicated, the information co ntained herein is stated as o f September 8 , 2026 .
GENERAL INFORMATION RESPECTING THE MEETING
The enclosed form of proxy is being solicited by or on behalf of the management of the Corporation . The mailing to Shareholders of this Circular will be on or about September 1 8 , 202 6 . The cost of soliciting proxies will be borne by the Corporation . While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries but will be reimbursed for their reasonable expenses.
The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciarie s. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.
All duly completed and executed forms of proxy must be received by Uplisting Advisory Services Inc. , by no later than 10:00 a .m. ( Pacific time) on October 15, 2026, or two business days preceding the date of any adjournment(s) or postponement(s). The Corporation may refuse to recognize any form of proxy received after such time.
In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars.
NOTICE - AND - ACCESS
The Corporation is availing itself of the “notice - and - access” provisions adopted by the Canadian Securities
Administrators (“ Notice - and - Access ”) that permit the Corporation to forego mailing paper copies of this
Circular and proxy - related materials to Shareholders and instead make them available for review, print and download via the internet. Both registered Shareholders and non - registered Shar eholders will receive a notice package (the “ Notice Package ”) that will include the notice of Meeting and either a form of proxy or a voting instruction form, as applicable (collectively, the “ Meeting Materials ”). The Corporation has adopted the Notice - and - Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.
In accordance with the requirements of National Instrument 54 - 101 – Communication with Beneficial
Owners of Securities of a Reporting Issuer (“ NI 54 - 101 ”), the Corporation is not sending the Notice
Packages directly to non - registered Shareholders , including non - objecting beneficial owners (“ NOBOs ”) .
Rather, the Corporation is sending the Notice Packages to non - registered Shareholders, including NOBOs, indirectly through intermediaries and clearing agencies. Intermediaries are required to forward the Notice
Package to non - registered Shareholders unless a non - registered Shareholder has waived the right to receive the Meeting Materials. Typically, intermediaries will use a service company to forward the Notice
Package to non - registered Shareholders. The Corporation is not assuming the cost of delivery of the Notice
Package to objecting beneficial owners (“ OBOs ”) and, as such, OBOs will not receive the Notice Package unless their intermediary assumes the cost of delivery . Registered Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the
Notice Package. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access provisions.
Meeting Materials can be accessed under the Corporation’s SEDAR+ profile at www.sedarplus.ca and at
https://verderauranium.com/. Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on
SEDAR+ by contacting the Corporation directly.
APPOINTMENT, VOTING AND REVOCATION OF PROXIES
Appointment of Proxy Holders
Any Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such person at the Meeting. In order to do so the Shareholder may insert the name of such person in the blank space provided in the form of proxy or may use another appropriate form of proxy. The board of directors of the Corporation (the “ Board ”) has fixed the close of business on September 8, 2026 as the record date, being the date for the determination of the registered Shareholders entitled to receive notice of, and to vote at, the Meeting. To be effective, all duly completed and executed proxies must be deposited at the offices of Uplisting Advisory Services Inc.,100 King Street West, Toronto, ON M5X 1C7 or by email to voteproxy@uplistadvisory.com, not later than 48 hours (excluding Saturdays, Sundays and holidays)
prior to the Meeting or any adjournment(s) or postponement(s) thereof. The Corporation may refuse to recognize any instrument of proxy received after such time.
A Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the form of proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the form of proxy.
To be valid, a form of proxy must be executed by a Shareholder or a Shareholder’s attorney duly authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or, by a duly authorized officer or attorney.
Voting of Proxies
All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the
Shareholder as specified thereon. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.
The form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, the management designees intend to vote in accordance with the judgment of management of the Corporation.
Revocation of Proxies
A proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Shareholder who has given a proxy may revoke the proxy at any time prior to use by:
(i) completing and signing a proxy bearing a later date and depositing it with the Corporation at the address provided herein at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof;

(ii) depositing an instrument in writing executed by such Shareholder or by his or her attorney duly authorized in writing, or, if the Shareholder is a body corporate, by a duly authorized officer or attorney, at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, or with the chairperson of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof; or
(iii) in any other manner permitted by law.
Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.
Voting by Registered Shareholders
Registered Shareholders are Shareholders who hold their Common Shares in their own name. Registered
Shareholders will have received a proxy form in their own name and may vote by returning the form of proxy received from the Corporation by mail or hand delivery. Alternatively, Registered Shareholders may elect to submit a form of proxy via the Internet. Registered Shareholders electing to vote via the Internet must follow the instructions included in the form of proxy received from the Corporation.
Voting by Non - Registered/Beneficial Shareholders
The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name and are considered non - registered beneficial Shareholders. Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non - registered”
Shareholders (“ Non - Registered Shareholders ”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a
Non-Registered Shareholder are registered either: (i) in the name of an intermediary (“ Intermediary ”)
(including, among others, banks, trust companies, securities dealers, brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans) that the Non-Registered
Shareholder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency (such as
CDS Clearing and Depository Services Inc. (“ CDS ”) of which the Intermediary is a participant. Non -
Registered Holders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Meeting Materials to the clearing agencies and Non-Registered Shareholders, or
Intermediaries for onward distribution to Non-Registered Shareholders, as applicable. If you are a Non-
Registered Holder, your Intermediary will be the entity legally entitled to vote your Common Shares at the
Meeting. Common Shares held by an Intermediary can only be voted upon the instructions of the Non-
Registered Holder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-
Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered
Shareholders who have not waived the right to receive Meeting Materials will either:
(i) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the
Intermediary or its service company , will constitute voting instructions (often called a “ voting instruction form ” ) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ( “ Broadridge ” ) in
Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the
Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. Sometimes, instead of the one - page pre - printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar - code and other information. In order for this form of proxy to validly constitute a voting instruction form, the Non - Registered
Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance wit h the instructions of the Intermediary or its service company. A Non -
Registered Shareholder who receives a voting instruction form cannot use that form to vote his or her Common Shares at the Meeting ; or
(ii) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non - Registered Shareholder but which is otherwise not completed by the Intermediary.
Because the Intermediary has already signed the fo rm of proxy, this form of proxy is not required to be signed by the Non - Registered Shareholder when submitting the proxy. In this case, the Non - Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it wi th Uplisting Advisory Services Inc.
In either case, the purpose of these procedures is to permit Non - Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non - Registered Shareholder who receives one of the above forms wish to vote at the Meeting, o r any adjournment(s) or postponement(s) thereof, or to have another person attend and vote on behalf of the Non - Registered Shareholder, the Non - Registered
Shareholder should strike out the person ’ s named in the voting instruction form and insert the Non -
Registered Shareholder or such other person ’ s name in the blank space provided. In either case, Non -
Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instruction form is to be delivered.
A Non - Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive
Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the
Intermediary provided that an Intermediary is n ot required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote, which is not received by the Intermediary at least seven (7) days prior to the Meeting.
Registered shareholders and duly appointed proxy holders may attend the Meeting virtually by contacting
Uplisting Advisory Services Inc. at voteproxy@uplistadvisory.com or 1 - 855 - UPLIST - 1 to obtain a meeting link that will permit them to attend the Meeting virtually. Please note that if you plan to attend the Meeting virtually, you must vote your securities using the method set out in the accompanying Proxy or VIF. Due to issues related to the verification of Shareholder identity, those attending the Meeting virtually will not be permitted to vote at the Meeting.
To ensure a smooth process, the Corporation is asking registered participants to log in by 9:45 a.m. (Pacific time) on October 19, 2026.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as described elsewhere in this Circular, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (a) any director or executive officer of the Corporation who has held such position at any time since the beginning of the
Corporation ’ s last financial year, (b) any proposed nominee for election as a director of the Corporation, and (c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The authorized share capital of the Corporation consists of an unlimited number of Common Share s without par value and an unlimited number of Class A Preferred Shares without par value . As at the date hereof, there are 75,782,993 Common Shares issued and outstanding , each of which entitles the holder thereof to one vote at meetings of the Shareholders. As at the date hereof, there are 35,000,000 Class A Preferred
Shares issued and outstanding. Holders of the Class A Preferred Shares are not entitled to receive notice of or vote at the Meeting. The Common Shares of the Corporation trade on the TSX Venture Exchange (the
“ TSXV ” or the “ Exchange ”) under the symbol “ V ” and on the OTCQB under the symbol “ VUECF ”.
The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed a t September 8 , 2026 (the “ Record Date ” ). All such holders of record of Common Shares on the
Record Date are entitled to either attend the Meeting and vote their Common Shares in person, or, provided that a completed and executed proxy shall have been delivered to Uplisting Advisory Services Inc. within the time specified in the N otice of M eeting, to attend the Meeting and vote their Common Shares by proxy.
To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying mo re than 10% of the voting rights attached to any class of voting securities of the Corporation, other than other than as set out below:
Name of Shareholder Number of Common Shares (1)(2) Percentage of Common Shares (1)(2)
enCore Energy Corp. (3) 15,000 ,000 19.79
Pasquale DiCapo 8,595,955 (4) 11.8 2
Notes:
(1) The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the
Corporation, has been obtained by the Corporation from publicly disclosed infor mation and/or furnished by the relevant shareholder.
(2) On a non - diluted basis.
(3) In addition to the 15,000,000 Common Shares set out above, enCore Energy Corp. (“ enCore ”) beneficially owns 35,000,000
Class A Preferred Shares of the Corporation. The Class A Preferred Shares are non - voting and are not included in the calculation of enCore’s percentage ownership of the outstanding Common Shares set out above. Pursuant to th e terms of the
Class A Preferred Shares and the arrangements between the Corporation and enCore, the Class A Preferred Shares are
expected to convert into 35,000,000 Common Shares immediately prior to the record date established by enCore for a special dis tribution of such Common Shares to the holders of enCore common shares. Following such conversion, the resulting
Common Shares are intended to be distributed by enCore to its shareholders on a pro rata basis, subject to the satisfaction o f the applicable c onditions to the distribution.
(4) 3,250,000 Common Shares are held through 1000929921 Ontario Inc., and 5,345,955 Common Shares are held through
PowerOne Capital Corp.
QUORUM
Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at the M eeting of S hareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Corporation at the M eeting of S hareholders pursuant to the Corporation’s A rticles, present in person or by proxy.
BUSINESS OF THE MEETING
To the knowledge of the Board , the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.
1 . Receipt of the Financial Statements and Auditors’ Report
The audited financial statements of the Corporation for the year ended March 31, 202 6, together with the report of the auditors thereon , will be placed before the Shareholders at the Meeting.
Under National Instrument 51 - 102 - Continuous Disclosure Obligations (“ NI 51 - 102 ”), a person or corporation who in the future wishes to receive financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive financial statements are encouraged to send the enclosed return card, together with the completed form of proxy to the Corporation. Copies of the Corporation's annual and interim financial statements are also available on SEDAR+ at www.sedarplus.ca.

2. Election of Directors

The Corporation's Articles provide for a variable number of directors, set at the greater of three and the number most recently fixed by ordinary resolution of the Shareholders or as otherwise determined in accordance with the Articles. The Corporation proposes to fix the number of directors of the Corporation at six and to nominate the persons listed below for election as directors. At the Meeting, the Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution electing six directors to the Board, to serve until the next annual meeting of Shareholders or until their successors are elected or appointed. In order to be effective, this resolution requires the approval of not less than 50% plus one of the votes cast by Shareholders represented at the Meeting in person or by proxy.

Pursuant to the advance notice provisions contained in the Corporation's Articles (the "**Advance Notice Provisions**"), the Board has determined that notice of nominations of persons for election to the Board at the Meeting must be made following the requirements of such Advance Notice Provisions. To the date of this Circular, the Corporation has not received notice of a nomination in compliance with the Articles and, subject to the timely receipt of any such nomination, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Corporation will be disregarded at the Meeting.
Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. **Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.**

Management has no reason to believe that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

The following table states the name of each person nominated by management for election as directors, such person's principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years[(1)]	Director Since	Common Shares Owned or Controlled[(1)]
William Sheriff *British Columbia, Canada*	Executive Chairman Verdera Energy Corp. (2026 to Present); Executive Chairman, enCore Energy Corp. (2019 to March 2026; April 2026- Present); Executive Chairman, Manhattan Metals Corp. (2026-Current)	February 26, 2026	930,000
Janet Lee-Sheriff *British Columbia, Canada*	President & Chief Executive Officer, Verdera Energy Corp	February 20, 2026	800,000
Mark Pelizza[(2) (3) (4)] *Texas, USA*	Principal of M.S. Pelizza & Associates	February 20, 2026	350,000
Gregory Hayes [(2) (3) (4)] *Alberta, Canada*	Self-employed Former Chief Financial Officer, Soma Gold Corp.(April 2026)	February 20, 2026	40,000
Kevin Bambrough[(2) (3) (4)] *Ontario, Canada*	Chief Executive Officer of Energetic Media Inc. since 2024 and Chief Investment Officer of WoodsWater Capital Inc., since 2014.	February 20, 2026	1,100,000

- 6 -

Name, and Common Shares
Province and Country Principal Occupation During the Last Director Owned or
of Residence Five Years (1) Since Controlled (1)
Jon Indall (2) (4) Retired February 20, 3,000
New Mexico, USA 2026
Biographical Notes for Director Nominees:
William Sheriff – Executive Chair and Director
William Sheriff has served as our Executive Chair and director since February 26, 2026. Mr. Sheriff is an entrepreneur with over 40 years of experience in the minerals industry and the securities industry. Mr.
Sheriff was the founder and Executive Chairman of enCore Energy Corp. (from October 2009 to March
2026 and again from April 2026 to present) where he advanced the company from inception to a uranium producer with a multijurisdictional United States asset base. Mr. Sheriff has raised over $600 million in the public markets and has extensive experience in mergers and acquisitions. A pioneer in the uranium renaissance, he cofounded and served as Chairman of Energy Metals Corp. (from 2005-2008), compiling the largest domestic uranium resource base in U.S. history before the company was sold for $1.8 billion in
2007. Mr. Sheriff also has a significant interest in the gold exploration sector with personal and corporate gold exploration assets across the United States and Canada. Mr. Sheriff holds a B.Sc. degree (Geology)
from Fort Lewis College, Colorado and an MSc in Mining Geology from the University of Texas-El, Paso.
He has compiled one of the largest privately held mining databases in the world, providing affiliated companies with access to proprietary technical information. Mr. Sheriff has also served in numerous executive and director roles across the mining and exploration sectors, including as chairman and director of Golden Predator Mining Corp. from February 2014 to September 2021; chairman of Exploits Discovery
Corp. from October 2020 to November 2022; chairman of Sabre Gold Mines Corp. from September 2021 to January 2023; chairman of Urano Energy Corp. from June 2022 to May 2026; chairman of Nuclear Fuels
Inc. from July 2023 to September 2025; chairman of Scorpio Gold Corporation from May 2024 to present;
and chairman of Manhattan Uranium Discovery Corp. from May 2026 to present.
Janet Lee-Sheriff – Chief Executive Officer and Director
Ms. Lee-Sheriff brings 25 years of experience in the mineral extraction industry with a strong focus on strategic planning, community engagement and communications. She also serves as Chief Executive
Officer & Director of Manhattan Metals Corp. and President of the Clean Energy Association of New Mexico.
Ms. Lee-Sheriff previously served as Chief Executive Officer of Golden Predator Mining Corp. and President
of Tigris Uranium (now enCore Energy Corp). Ms. Lee- Sheriff led the world’s first on -site test of a solvent which replaced cyanide in the gold extraction process. She was responsible for creating the SRU® (the
Secondary Recovery Unit) which replaced the smelter process in the test process. Ms. Lee-Sheriff also established and presently owns the Yukon Mint®, which has created green gold coins with indigenous art to celebrate the local communities and artists. With a strong commitment to social responsibility and community engagement, she has successfully negotiated and implemented socio-economic and exploration agreements with indigenous governments plus implemented numerous innovative programs, including the award-winning Elders-in-Residence Program, to ensure community involvement in corporate projects. She is responsible for developing the Yukon Mine Training Association, focused on aboriginal training, raising $20+ mm for training initiatives.
She is a graduate of Queen’s University in Kingston, Canada, and a recipient of the Queen’s Jubilee
Comm emorative Medal awarded for outstanding achievements by Canadians and numerous awards for her work with the Elders-in-Residence program.
Kevin Bambrough – Director
Kevin Bambrough is a seasoned executive and investor with three decades of experience in natural resources, energy markets, and alternative asset management. As the former President of Sprott Inc. and

CEO of Sprott Resource Corp., Kevin played a pivotal role as the founder of Sprott Consulting growing it to over $1 billion in assets under management and delivered a 28% IRR over five years before retiring. He is widely recognized for his early and successful identification of major market trends, resource cycles and deep understanding of the uranium market.
Mark Pelizza – Director
Mr. Pelizza has spent 48 years in the uranium industry with direct project experience including the Alta
Mesa, Benavides, Kingsville Dome, Longoria, Palangana, Rosita, West Cole and the Vasquez projects, all in Texas. He was also responsible for the permit ting and licensing of the Church Rock, Crownpoint and
Unit 1 projects in New Mexico and the North Platte project in Wyoming. Mr. Pelizza is a director for enCore
Energy Corp., an In - Situ Recovery uranium producer, where his tenure spans from 2014 to present. There his roles include Lead Director, Chair of the Compensation Committee, Chair of the Sustainability
Committee and a previous member of the Audi t Committee. He is also the Principal of M.S. Pelizza &
Associates LLC where he serves clients in the extractive industries. He previously served as Sr. Vice
President of Health, Safety and Environmental Affairs with Uranium Resource, Inc and before that worked with Union Carbide Corp.
Mr. Pelizza received his B.S. in Geology, Fort Lewis College and his M.S. in Geological Engineering from the Colorado School of Mines. He is a licensed Professional Geoscientist in Texas, a Certified Professional
Geologist by the American Institute of Prof essional Geologists, and a Qualified Person under NI 43 - 101.
He is the Past Chairman of the Texas Mining and Reclamation Association and the Past President of the
Uranium Producers of America.
Jon Indall – Director
Mr. Indall has close to 40 years of experience in natural resources, environmental law, and administrative law, which has had a profound impact on these domains. A distinguished retired partner from the prestigious law firm of Maldegen, Templeman & Indall in Santa Fe, his practice encompassed intricate transactions, title work, permitting, and mining property acquisitions. Mr. I ndall represented clients engaged in site remediation activities, including superfund sites. He currently serves as a director on the board of Premier
American Uranium Inc. and is a senior advisor to the Uranium Producers of America. He holds a B.A. and a J.D. from the University of Kansas.
Greg ory Hayes - Director
Mr. Hayes is a Chartered Professional Accountant with over 25 years of financial and executive leadership experience, primarily within the publicly traded resource sector. He has held senior positions across a range of TSXV - and CSE - listed companies, with a particular focus on mineral exploration and development. Mr.
Hayes was recently the Chief Financial Officer of Soma Gold Corp. and has previously served as Chief
Financial Officer for multiple publicly listed companies, including Golden Predator Mining Corp., Taku Gold
Corp., Firestone Ventures Inc., and Shear Minerals Ltd. He also previously served as Chief Executive
Officer and Director of Golden Predator Mining Corp. and Northern Tiger Resources Inc. Prior to his
corporate leadership roles, Mr. Hayes gained audit experience with PricewaterhouseCoopers and served as a Principal for the Auditor General of Alberta, managing audits of public sector entities. He holds a
Bachelor of Commerce degree from the University of Alberta.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No proposed director of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer, of any company (including the Corporation) that:
(a) while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than
30 consecutive days that was issued after the proposed director ceased to be a di rector, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a re ceiver, receiver manager or trustee appointed to hold its assets.
No proposed director of the Corporation (or any personal holding company of any such individual):
(a) is at the date hereof, or has been within the previous 10 years, a director or executive officer of any corporation that , while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, ar rangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or
(b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a recei ver, receiver manager or trustee appointed to hold the assets such individual.
No proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
3 . Appointment of Auditors
De V isser Gray LLP , Chartered Professional Accountants ( “ Devisser Gray ” ), is the independent registered certified auditor of the Corporation. DeVisser Gray was first appointed as the Corporation’s auditor in
February 2026 following the Qualifying Transaction with Verdera Energy Corp. (renamed, “Verdera Energy
Holdings Inc.) ( the “ Target ”) . For full details regarding the Qualifying Transaction, Shareholders are encouraged to review the disclosure contained in the Filing Statement of the Corporation dated February
13, 2026 available on the Corporation’s SEDAR+ profile.
Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint
De V isser G r ay to serve as auditor of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such.
Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form FOR the appointment of De v isser Gray as auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the directors of the Corporation to fix their remuneration.
The directors of the Corporation recommend that shareholders vote in favour of the appointment of
De V isser Gray and the authorization of the directors of the Corporation to fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

4. Approval of Equity Incentive Plan
Background and Context
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution ratifying, confirming and approving the Corporation's 2026 Equity Incentive Plan (the “ LTIP ”).
The LTIP was adopted by the Board as a new long - term incentive compensation plan for the Corporation and is being submitted to Shareholders for approval in accordance with the requirements of the TSX V .
The LTIP is intended to provide the Corporation with a comprehensive and flexible framework for equity -
based compensation and to assist the Corporation in attracting, retaining and motivating qualified directors, officers, employees and consultants. The LT IP is also intended to promote greater alignment between the interests of eligible participants and those of Shareholders by providing participants with an opportunity to participate in the long - term growth and success of the Corporation.
The LTIP replaces the Corporation's current stock option plan (the “ Stock Option Plan ”), which was last approved by shareholders on January 8, 2026 . The LTIP expands the forms of equity - based compensation available to the Corporation and permits the Board to grant stock options (“ Options ”), restricted share units
(“ RSUs ”), performance share units (“ PSUs ”) and deferred share units (“ DSUs ”), subject in each case to the terms of the LTIP and applicable TSXV requirements.
Outstanding stock options previously granted under the Stock Option Plan or any predecessor plan will continue to be governed by the terms of the plan under which they were granted, unless otherwise provided in accordance with the LTIP and applicable TSXV requirements. Such outstanding options will continue to be counted when determining the number of Common Shares available for issuance under the LTIP.
The following summary of the LTIP is a summary only and is qualified in its entirety by reference to the
LTIP.
Eligible Participants
Awards may be granted under the LTIP to directors (“ Directors ”) and officers (“ Officers ”) of the Corporation or its subsidiaries, management company employees and employees of the Corporation or its subsidiaries
(collectively, the “ Employees ”), or consultants of the Corporation or its subsidiaries (“ Consultants ”, and together with the Directors, Officers and Employees, the “ Participants ”). The Board, in its discretion, determines which of the Participants will be granted Awards under the LTIP.
Type of Awards : The Corporation may grant Awards to Participants under the LTIP. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subj ect to such limitations provided in the LTIP, and will generally be evidenced by an award agreement.
Options
Each Option entitles a holder thereof to purchase a prescribed number of Common Shares at an exercise price determined by the Board at the time of the grant of the Option . Options include incentive stock options
(“ ISOs ”), being Option s granted to a U.S. participant intended to constitute an incentive stock option within the meaning of the United States Internal Revenue Code of 1986, as amended (the “ U.S. Tax Code ”).
ISOs are available only for Participants who are employees of the Corporation , or a “parent corporation” or
“subsidiary corporation” (as such terms are defined in Section 424(e) and (f) of the U.S. Tax Code), on the
date the Option is granted. The maximum aggregate number of Common Shares that may be issued pursuant to the exercise of ISOs granted under the LTIP shall be 7,578,299 Common Shares, equal to 10%
of the issued and outstanding shares of the Corporation on September 8, 2026 , subject to adjustment in accordance with the LTIP. The exercise price of each ISO shall be not less than one hundred percent
(100%) of the fair market value of a Common Share on the grant date (or one hundred and ten percent
(110%) thereof, in the case of a Parti cipant who owns or is deemed to own Shares representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation). No ISO may be granted under the LTIP unless the LTIP has been approved by the shareholders of the Corporation within twelve (12) months before or after the date of its adoption by the Board, and no ISO may be granted more than ten (10) years after the earlier of such adoption and such approval. A Participant who holds an
ISO must continue as an employee, except that upon termination of employment the Option will continue to be treated as an ISO for up to three months, after which the Option will no longer qualify as an ISO, except as otherwise pr ovided in the LTIP . A Participant’s employment will be deemed to continue during period of sick leave, military leave or other bona fide leave of absence, provided the leave of absence does not exceed three months, or the Participant’s return to employment is guaranteed by statute or contract. If a termination of employment is due to permanent disability, an Option may continue its ISO status for up to one year, and if the termination is due to death, the ISO status may continue for the balance of the Option’s term. Nothing referenced herein will be deemed to extend the original expiry date of an Option. A Participant who owns, or is deemed to own, pursuant to Section 424( d ) of the U.S. Tax Code, Common Shares
accounting for more than ten percent (10%) of the total combined voting power of all classes of stock of the
Corporation may not be granted an ISO unless (i) the Option Price is at least one hundred and ten percent
(110%) of the fair market value of the Common Shares, as of the date of the grant, and (ii) the Option is not exercisable after the expiration of five years from the date of grant. To the extent the aggregate fair market value (determined as of the date of grant) of Common Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans of the Corporation and any affiliates) exceeds One Hundred Thousand United States Dollars (US$100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Options other than ISOs, notwithstanding any contrary provision in the applicable award agreement. No ISO shall be transferable other than by will or the laws of descent and distribution, and during the lifetime of the
Participant shall be exercisable only by the Participant.
RSUs
A RSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive for no additional cash consideration, securities of the Corporation upon specified vesting criteria being satisfied, and subject to the terms and conditions of the LTIP and the applicable award agreement, and which may be paid in cash and/or Common Shares.
PSUs
A PSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Corporation upon specified performance and vesting criteria being satisfied, subject to the terms and conditions of the
LTIP and the applicable award agreement, and which may be paid in cash and/or Common Shares.
DSUs
A DSU is a right granted to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Corporation on a deferred basis upon specified vesting criteria being satisfied, subject to the terms and conditions of the LTIP and the applicable award agreement, and which may be paid in cash and/or Common Shares.
Number of Common Shares Reserved : The aggregate number of Common Shares reserved for issuance in respect of Awards shall not exceed ten (10%) percent of the total number of issued and outstanding
Common Shares (calculated on a rolling, non - diluted basis) at the time an Award is granted. Aw ards that are cancelled or expire prior to exercise continue to be issuable under the LTIP .

Limitations Under the LTIP: The aggregate number of Common Shares that are issuable pursuant to all
Awards granted or issued to any one person (including companies wholly owned by that person) in a 12-
month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the Award is granted or issued to the person. The aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to any one Consultant in a 12-month period must not exceed 2%
of the issued and outstanding Common Shares, calculated at the date the Award is granted or issued. The aggregate number of Common Shares issuable pursuant to grants of Options to all persons retained to provide investor relations services to the Corporation (including Consultants and Employees or Directors whose role and duties primarily consist of providing investor relations services) must not exceed 2% of the issued and outstanding Common Shares in any 12-month period, calculated at the date an Award is granted or issued to any such person. Disinterested shareholder approval will be required for any grant of Awards which will result in the number of Common Shares issuable pursuant to all Awards granted or issued to
Insiders (as defined in the Securities Act (British Columbia) as a group at any point in time or within a 12-
month period exceeding 10% of the issued and outstanding Common Shares.
Exercise Price: The exercise price of Options granted under the LTIP is determined by the Board, provided that it is not less than the Discounted Market Price, as that term is defined in the LTIP, or such other minimum price as is permitted by the TSXV in accordance with the policies in effect at the time of the grant, or, if the Common Shares are no longer listed on the TSXV, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading. In the case of an Option granted to a U.S.
Participant, the exercise price of the Options must not be less than the greater of the market price and the fair market value of a Share on the grant date, determined in a manner consistent with Section 409A of the
U.S. Tax Code. The exercise price of Options granted to Insiders may not be decreased without disinterested Shareholder approval at the time of the proposed amendment.
Cashless Exercise: The LTIP permits the Board, in its discretion, to allow a Participant to exercise Options on a “ cashless exercise ” basis, whereby a broker sells a sufficient number of Common Shares to cover the exercise price and any applicable tax withholdings.
Term of Options: Subject to the termination and change of control provisions in the LTIP, the term of any
Options granted under the LTIP is determined by the Board and may not exceed ten (10) years from the date of grant. Disinterested Shareholder approval will be required for any extension to Options granted to individuals that are Insiders at the time of the proposed amendment.
Settlement Timing: RSUs or PSUs granted to a Participant who is not a U.S. Participant shall be settled at such time or times as specified in the applicable Award Agreement, provided that in all events settlement shall occur no later than December 31 of the third calendar year following the calendar year in which the services giving rise to the RSUs or PSUs were rendered.
Vesting: All Options granted pursuant to the LTIP will vest as determined by the Board on the date of grant;
if the Board does not specify a vesting schedule, Options granted to persons other than those retained to provide Investor Relations Activities will vest fully on the date of grant, and in any event vesting will be determined in accordance with the policies of the TSXV, if applicable.
Termination: The LTIP contains provisions addressing the treatment of Awards upon a Participant’s termination for cause, termination without cause, voluntary resignation, retirement, death, and disability, including the extent to which unvested Awards are forfeited and the period during which vested Options remain exercisable following termination. The specific terms applicable to each type of Award are set out in the LTIP.
The implementation of the LTIP remains subject to the ratification of the Shareholders at the Meeting.
The LTIP is available at the records office of the Corporation at Suite 1200 - 750 West Pender Street,
Vancouver, British Columbia, Canada until the business day immediately preceding the date of the Meeting.
LTIP Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution (the “ LTIP Resolution ”):
“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Corporation, that:
1. the Corporation's 2026 Equity Incentive Plan (the “LTIP”), a copy of which is available at the records office of the Corporation as described in the Corporation ’ s Management Information
Circular dated September 8, 2026, be and is hereby ratified, confirmed and approved;
2. the reservation and issuance from time to time of Common Shares of the Corporation pursuant to
Awards granted under the LTIP, subject to the terms and limitations of the LTIP and the policies of the TSX Venture Exchange (the “Exchange”), be and are hereby authorized and approved;
3. the Board of Directors of the Corporation be and is hereby authorized to administer and amend the LTIP in accordance with its terms and to make such amendments to the LTIP as may be required by the Exchange or any applicable regulatory authority, without f urther approval of the shareholders of the Corporation except as may otherwise be required by the LTIP, the policies of the Exchange or applicable law; and
4. any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to take all such other actions as such director or officer may dete rmine to be necessary or desirable to give effect to the foregoing resolutions.”
Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form FOR the approval of the Corporation ’s LTIP.
5 . Other Matters
Management of the Corporation knows of no amendment, variation or other matter to come before the
Meeting other than the matters referred to in the Notice of Meeting . However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.
AUDIT COMMITTEE
In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52 - 110
– Audit Committees (“ NI 52 - 110 ”), information with respect to the Corporation’s Audit Committee is contained below.
Audit Committee Charter
The Audit Committee has adopted a written charter setting out its purpose, which is to assist the Board fulfil its oversight responsibilities relating to accounting and financial reporting process and internal controls. The
Audit Committee is responsible f or, among other things, (i) monitoring the performance and independence of the Corporation’s external auditors; (ii) reviewing certain public disclosure documents; and (iii) monitoring the Corporation’s systems and procedures for financial reporting and in ternal control. A copy of the Audit
Committee Charter is attached hereto as Schedule “A”.
Composition of the Audit Committee
The current members of the Audit Committee are Gregory Hayes (Chair), Kevin Bambrough and Jon Indall.
All of the members of the Audit Committee are “independent” and all the members of the Audit Committee are “financially literate” in accordance with NI 52 - 110 .
Relevant Education and Experience

See “ Particulars of Matters to be Acted Upon – Election of Directors – Information Concerning the
Nominees ” above for a general description of the education and experience of each Audit Committee member that is relevant to the performance of his/her responsibilities as an Audit Committee member .
Audit Committee Oversight
At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the
Corporation’s external auditors not been adopted by the Boar d.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the
Corporation relied on the exemption in Section 2.4 of NI 52 - 110 ( De Minimis Non - audit Services ), or an exemption from NI 52 - 110, in whole or in part, granted under Part 8 ( Exemptions ) of NI 52 - 110 .
Exemption for Venture Issuers
The Corporation is relying on the exemption in Section 6.1 of NI 52 - 110 regarding the requirements of Part
3 ( Composition of the Audit Committee ) and Part 5 ( Reporting Obligations ) of NI 52 - 110.
Pre - Approval Policies and Procedures
The charter adopted by the Audit Committee contains policies and procedures for the engagement of non -
audit services. The Audit Committee is responsible for the pre - approval of all audit services and permissible non - audit services to be provided to the Cor poration by the external auditors, subject to any exceptions provided in NI 52 - 110.
External Auditor Service Fees
The following table sets out, by category, the fees billed to the Corporation by De Visser Gray LLP, the
Corporation’s current auditor, and MNP LLP, the Corporation’s former auditor, for professional services rendered in respect of the financial years ende d March 31, 2026 and March 31 , 2025, as applicable. The current year - end of the Corporation is March 31, as a result of the Corporation’s Qualifying Transaction, as announced on February 20, 2026 (the “ Qualifying Transaction ”)
Audit Related
Year Ended Audit Fees (1) Fees (2) Tax Fees (3) All Other Fees (4) Total
March 31, 2026 64,180 Nil Nil Nil 64,180
March 31, 2025 Nil Nil Nil Nil Nil
Notes:
(1) “Audit Fees” include fees necessary to perform the annual audit of the Corporation’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.
Audit Fees al so include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2) “Audit - Related Fees” include the fees for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees” above . These audit - related services include due diligence assistance and accounting consultations on proposed transactions .
(3) “Tax Fees” include the fees for professional services rendered to the Corporation’s external auditor for tax compliance, tax advice and tax planning. Tax planning and tax advice includes assistance with tax advice related to mergers, acquisitions and dispo sitions.
(4) “All Other Fees” include the fees billed for products and services provided by the Corporation’s external auditor, other than “Audit Fees”, “Audit - Related Fees” and “Tax Fees” above.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Corporation's Shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation.

National Policy 58-201 – *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies (the "**Guidelines**"). National Instrument 58-101 – *Disclosure of Corporate Governance Practices* mandates disclosure of corporate governance practices which disclosure is set out below, in accordance with Form 58-101F2 – *Corporate Governance Disclosure (Venture Issuers)*.

Directors

A director is independent if he or she has no direct or indirect material relationship with the Corporation that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director is deemed to have a material relationship with the Corporation.

Of the six Nominees standing for election as directors at the Meeting, four have been determined to be independent based upon the criteria set forth under applicable securities laws. Messrs. Pelizza, Bambrough, Hayes, and Indall are considered to be independent under applicable securities laws. William Sheriff is not considered to be independent under applicable securities laws on the basis that he is the current Executive Chairman of the Corporation. Janet Lee-Sheriff is not considered to be independent under applicable securities laws on the basis that she is the current Chief Executive Officer of the Corporation.

Other Directorships

Besides their positions on the Board, the current directors of the Corporation also serve as directors of the following reporting issuer(s) or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
William Sheriff	enCore Energy Inc., Scorpio Gold Corp., Manhattan Uranium Discovery Corp.
Janet Lee-Sheriff	N/A
Mark Pelizza	enCore Energy Corp.
Kevin Bambrough	N/A
Gregory Hayes	N/A
Jon Indall	Premier American Uranium Inc.

(a) Ethical Conduct

As part of its responsibility for the stewardship of the Corporation, the Board seeks to foster a culture of ethical conduct by requiring the Corporation to carry out its business in line with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in a written code of conduct and ethics (the "**Code**"). The Code has been filed and is available on the Corporation's website (www.verderauranium.com).

The Board encourages and promotes an overall culture of ethical conduct by requiring the Corporation to carry out its business in line with high business and moral standards, and by promoting compliance with applicable laws, regulations and policies. The Board encourages management to consult with legal and financial advisors to ensure that the Corporation is meeting the requirements under the Code. The Board is also cognizant of the Corporation's timely disclosure obligations as a reporting issuer under Canadian securities laws and will review material disclosure documents prior to their distribution.

The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or an employee or consultant of the Corporation has a material interest, which include ensuring that such individuals are familiar with the Code and, in particular, rules

- 15 -

concerning reporting conflicts of interest and obtaining direction from the Board or a member of senior management of the Corporation regarding any potential conflicts of interest. The Board actively monitors the Corporation’s compliance with the Board’s d irectives and ensures that all material transactions are thoroughly reviewed by the Board before being undertaken by management.
In addition, the Corporation has adopted a “whistleblower” policy, which allows directors, officers, employees and consultants who feel a violation of the Code has occurred to report the actual or potential compliance infraction to the Chair of the Corporation’s Audit Committee c/o the Corporation’s corporate counsel, on a confidential, anonymous basis.
Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the
Corporation may participate, the directo rs of the Corporation may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular
Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Corporation), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting which considers such contract or transaction, in accordance with applicable law . To ensure a consistent process for addressing actual and potential conflicts of interest, the Corporation has adopted a policy governing conflicts of interest and related party transactions which prescribe a formal procedure and internal reporting proces s for addressing potential conflicts in a timely fashion.
In rare circumstances, if deemed appropriate, the Corporation may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.
(b) Orientation and Continuing Education
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Corporation has not yet developed an official orientation or training program for new directors or a form al continuing education program for existing directors.
Nevertheless, new directors will be provided, through discussions and meetings with other directors, officers and employees, with a thorough description of the Corporation’s business, properties, asse ts, operations and strategic plans and objectives. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board and requests for education are encouraged and dealt with on an ad hoc basi s. Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments, as well as changes in legislation, with management’s assistance, and to attend related ind ustry seminars.
Nomination of Directors
The Corporation’s corporate governance and nominating committee (the “ Corporate Governance
Committee ”) is responsible for assisting the Board with respect to the nomination of directors and identifying new candidates for appointment to the Board. The Corporate Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for director succession. In that regard, the Corporate Governance Committee is also responsible for identifying the competencies and skills required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision -
making. The Corporate Governance Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.
The Corporate Governance Committee considers the size of the Board each year when it considers the number of directors to recommend to the Board for election. The criteria for selecting new directors reflects the requirements of the listing standards of the TSXV with respect to independence and the following factors:
• the appropriate size of the Board;
• the needs of the Corporation with respect to the particular talents and experience of its directors;

• the personal and professional integrity of the candidate;
• the level of education and/or business experience of the candidate;
• the broad - based business acumen of the candidate;
• the level of the candidate’s understanding of the Corporation’s business and the industry in which it operates and other industries relevant to the Corporation’s business;
• the ability and willingness of the candidate to commit adequate time to the Board and committee matters;
• the fit of the individual’s skills and personality with those of other directors and potential directors so that the Board is effective, collegial and responsive to the needs of the Corporation ;
• the candidate’s ability to think strategically and a willingness to share ideas; and
• diversity of experiences, expertise and background of the Board as a whole.
Compensation
The Corporation’s compensation committee (the “ Compensation Committee ”) is responsible for assisting the Board with respect to the review and ap proval of comp ensation of directors and the C EO and reviews recommendations regarding compensation of other senior executives. T he Board generally reviews compensation paid to directors and chief executive officers of companies of similar size and stage of development in the mining industry and determines appropriate compensation reflecting the need to provide incentive and compens ation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.
For further details regarding the compensation of directors, as well as details regarding the Corporation’s compensation program, see “ Executive Compensation ” below.
(c) Board Committees
The Board has established three standing committees to assist it in carrying out its mandate: the Audit
Committee , the Corporate Governance and Nominating Committee , a nd the Compensation Committee.
As of the date of this Circular, the Audit Committee is comprised of Messrs. Hayes (Chair), Bambrough and
Indall, the Corporate Governance and Nomination Committee is comprised of Messrs. Indall (Chair),
Bam b rough and Hayes and the Compensation Committee is comprised of Messrs. Pelizza (Chair),
Bambrough and Hayes . In addition to the standing committees of the Board, other committees may be constituted from time to time, when appropriate.
(d) Assessments
The Board does not formally review the contributions of individual directors; however, it believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework.
All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.
The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board, the Audit Committee , the Corporate
Governance and Nominating Committee and the Compensation Committee.
EXECUTIVE COMPENSATION
The following information is presented in accordance with Form 51 - 102F6V – Statement of Executive
Compensatio n – Venture Issuers (“ Form 51 - 102F6V ”) and provides details of all compensation for each of the named executive officers or “ NEOs ”, as defined in Form 51 - 102F6V, and directors of the Corporation for the two most recently completed financial years ended March 31, 2026 and March 31 2025 . All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.
During the financial year ended March 31, 2026 , the Corporation had two NEOs: Janet Lee - Sheriff , the
Chief Executive Officer of the Corporation, and Scott Davis , the Chief Financial Officer of the Corporation.

Director and Named Executive Officer Compensation – Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation to each NEO and director, in any capacity, for the financial years ended March 31, 2026 and from the date of incorporation on September 27, 2024 to March 31, 2025.

Name and Position	Year(7)	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)
Janet Lee-Sheriff(1) Chief Executive Officer & Director	2026	206,009	Nil	Nil	Nil	Nil	206,009
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Scott Davis(2) Chief Financial Officer	2026	90,000	Nil	Nil	Nil	Nil	90,000
	2025	31,500	Nil	Nil	Nil	Nil	31,500
William Sheriff Executive Chairman	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Mark Pelizza Director	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Jon Indall(3) Director	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Kevin Bambrough(4) Director	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Gregory Hayes(5) Director	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
David D'Onofrio Former Director(6)	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Pasquale DiCapo Former Director(6)	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Adam Parsons Former Director(6)	2026	Nil	Nil	Nil	Nil	Nil	Nil
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Tim Gabruch(8) Former CEO & Director	2026	30,000	Nil	Nil	Nil	Nil	30,000
	2025	150,000	Nil	Nil	Nil	Nil	150,000

Notes:

(1) Ms. Janet Lee-Sheriff was appointed as the Chief Executive Officer and a director of the Corporation on February 20, 2026.

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(2) Mr. Davis was appointed Chief Financial Officer of the Corporation on February 20, 2026.
(3) Mr. Indall was appointed as a director of the Corporation on February 20, 2026.
(4) Mr. Bambrough was appointed as a director of the Corporation on February 20, 2026.
(5) Mr. Hayes was appointed as a director of the Corporation on February 20, 2026.
(6) On closing of the Qualifying Transaction on February 20, 2026, Messrs. D'Onofrio and Parsons resigned as directors of the Corporation and Mr. DiCapo resigned as CEO, CFO, Corporate Secretary, and a director of the Corporation.
(7) The current year-end of the Corporation is March 31 as a result of the completion of the Qualifying Transaction. The 2025 comparatives are from the date of incorporation on September 27, 2024 to March 31, 2025.
(8) Mr. Gabruch resigned as a director on May 13, 2025.

Stock Options and Other Compensation Securities

The following table sets forth details of all incentive stock options granted and/or issued to the NEOs and directors during the most recently completed fiscal year ended March 31, 2026.

Name and Position	Number of Options	Date of Grant	Exercise Price C$	Expiry Date
Janet Lee-Sheriff, CEO and Director	250,000	May 23, 2025(3)	$0.20	May 23, 2030
	300,000	September 16, 2025(3)	$0.50	September 16, 2030
	600,000	March 27, 2026	$1.00	March 27, 2031
Scott Davis, CFO	100,000	September 16, 2025(3)	$0.50	September 16, 2030
	100,000	March 27, 2026	$1.00	March 27, 2031
William Sheriff, Executive Chairman	200,000	September 16, 2025(3)	$0.50	September 16, 2030
	400,000	March 27, 2026	$1.00	March 27, 2031
Kevin Bambrough, Director	250,000	May 23, 2025(3)	$0.20	May 23, 2030
	150,000	September 16, 2025(3)	$0.50	September 16, 2030
	100,000	March 27, 2026	$1.00	March 27, 2031
Jon Indall, Director	250,000	May 27, 2025(3)	$0.20	May 27, 2030
	150,000	September 16, 2025(3)	$0.50	September 16, 2030
	100,000	March 27, 2026	$1.00	March 27, 2031
Greg Hayes, Director	250,000	June 20, 2025(3)	$0.50	June 20, 2030
	250,000	September 16, 2025(3)	$0.50	September 16, 2030
	100,000	March 27, 2026	$1.00	March 27, 2031
Mark Pelizza, Director	250,000	May 23, 2025(3)	$0.20	May 23, 2030
	200,000	September 16, 2025(3)	$0.50	September 16, 2030
	100,000	March 27, 2026	$1.00	March 27, 2031

Notes:
(1) Reflects the closing price of the Common Shares on the TSXV on March 31, 2026.
(2) Each Option entitles the holder to acquire one Common Share upon exercise. All Options vest and become exercisable as to one-quarter on the date of grant, with the remaining Options vesting in equal parts on the 6 month, one-year and 18 month anniversary of the date of grant.
(3) In connection with the Qualifying Transaction, Options of the Target were exchanged for Options of the Corporation.

Exercise of Compensation Securities by Directors and NEOs

No compensation securities were exercised by the NEOs and directors of the Corporation during the financial year ended March 31, 2026.

Stock Option Plans and Other Incentive Plans

At the Meeting, the Corporation is proposing that Shareholders approve the LTIP, which is intended to replace the Stock Option Plan and provide the Corporation with a broader and more flexible framework for

- 19 -

equity - based compensation. In addition to stock options, the LTIP provides for the grant of RSUs , PSUs and DSUs .
For a description of the LTIP and the resolution to be considered by Shareholders at the Meeting, see
“ Business to be Transacted at the Meeting – Approval of Long - Term Incentive Plan ” above. A copy of the full text of the LTIP is available at the records office of the Corporation, as described above.
Employment, Consulting and Management Agreements
As at the year ended March 31, 2026 , the Corporation did not have any employment, management or consulting agreements, or any agreements with NEOs that include any change of control, termination, severance or constructive dismissal payments for employees or consultants, other than as set out below .
Janet Lee - Sheriff
Following completion of the Qualifying Transaction, the Corporation assumed t he employment a greement dated September 16, 2025 between Ms. Lee - Sheriff and the Target (the “ Agreement ”) pursuant to which she serves as Chief Executive Officer . The Agreement provides for an annual base salary of C$300,000 and an annual discretionary cash bonus of up to 50% of her base salary. Ms. Lee - Sheriff is also eligible to participate in the Corporation's equity incentive arrangements.
Under the terms of the Agreement, in the event that Ms. Lee - Sheriff's employment is terminated by the
Corporation without Just Cause, other than upon or within 12 months following a Change of Control, she is entitled to her accrued entitlements, any earned but unpaid bonus for the preceding calendar year and a severance payment equal to one times her annual base salary, subject to the terms of the Agreement. In the event that Ms. Lee - Sheriff is terminated without Just Cause or is deemed to have been termina ted without Just Cause, upon or within 12 months following a Change of Control, she is entitled to a severance payment equal to two times her annual base salary plus her most recent full - year cash bonus, together with her accrued entitlements and any earne d but unpaid bonus for the preceding calendar year.
The Agreement also provides that, in certain circumstances following a Change of Control, unvested stock options held by Ms. Lee - Sheriff will automatically vest and become immediately exercisable, subject to the terms of the applicable equity incentive plan and grant.
Scott Davis
Following completion of the Qualifying Transaction, the Corporation assumed the engagement letter dated
January 1, 2025 between Cross Davis & Co. LLP and the Target (the “ Engagement Letter ”) pursuant to which Cross Davis & Co. LLP provides accounting and financial reporting services, as well as the services of Scott Davis as CFO. In consideration for such services, the Corporation pays a monthly fee of $7,500 plus GST.
Compensation of Directors
The Board, with the assistance of the Compensation Committee, is responsible for reviewing and approving the compensation of the directors of the Corporation. In determining appropriate director compensation, the
Board considers, among other factors, the n ature and extent of the responsibilities of the directors, the
Corporation’s size and stage of development, compensation practices of comparable issuers and the
Corporation’s financial resources.
The Corporation does not currently pay cash retainers, meeting fees or other cash compensation to its non -
executive directors for their service as directors. During the financial year ended March 31, 2026, certain non - executive directors received stock opt ions as long - term incentive compensation.
The Board may periodically review the Corporation’s director compensation practices and may implement or modify compensation arrangements in the future as it considers appropriate, having regard to the

Corporation’s circumstances and the responsibilities associated with serving as a director.
Compensation of NEOs
The Board, with the assistance of the Compensation Committee, is responsible for reviewing and approving the compensation of the Corporation’s NEOs. The Corporation’s executive compensation program is designed to attract and retain qualified executives, pr ovide fair and competitive compensation, align the interests of management with those of Shareholders and reward individual and corporate performance.
Compensation may consist of base salary or service fees, as applicable, discretionary cash bonuses and lo ng - term equity incentives.
In determining NEO compensation, the Board and Compensation Committee consider a number of factors, including the executive’s responsibilities, experience, performance and contribution to the Corporation’s objectives, the Corporation’s financial and operat ing performance, and compensation practices of comparable issuers. Equity - based compensation may also be granted to promote retention and align the interests of NEOs with the long - term interests of Shareholders.
Elements of NEO Compensation
Base Salary and Service Fees
NEOs may receive a base salary or service fees, as applicable. The Board and Compensation Committee periodically review such compensation having regard to the NEO’s responsibilities, experience and performance, as well as compensation practices of comparab le issuers .
Bonus
NEOs may be eligible to receive discretionary cash bonuses based on individual performance and contribution to the Corporation, together with the Corporation’s financial and operating performance.
Long - Term Incentives
Long - term incentives may be granted in the form of Options or other equity - based awards. In determining the amount and terms of any grant, the Board considers the NEO’s responsibilities, performance and contribution, previous equity awards, the Corporation ’s outstanding equity awards and compensation practices of comparable issuers.
Pension Disclosure
No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of March 31, 2026 .
Number of securities to be Weighted - average Number of securities issued upon exercise of exercise price of remaining available for outstanding options and outstanding options future issuance under
Plan Category rights and rights equity compensation plans
Equity compensation plans 7,346,000 0.60 299,799
approved by security holders
Equity compensation plans not Nil N/A N/A
approved by security holders
Total 7,346,000 0.60 299,799
Notes:
(1) Reflects the number of Common Shares reserved for issuance upon exercise of outstanding Awards granted under the
Stock Option Plan as of March 31, 202 6 .

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries. No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the
Corporation or any associate of any one of the foregoing persons is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any of its subsidiaries.
Neither the Corporation nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
An “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.
Other than as set out below, to the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the year ended March 31, 2026, or has any interest in any material transaction in the current year other than as set out herein.
Pursuant to arrangements between the Corporation and enCore, the Class A Preferred Shares held by
enCore are expected to convert into 35,000,000 Common Shares (the “ enCore Shares ”) immediately prior to the Record Date established by enCore for a special distribution of such enCore Shares to the holders of enCore common shares. Following such conversion, the resulting enCore Shares are intended to be distributed by enCore to its shareholders on a pro rata basis, subject to the satisfaction of the applicable conditions to the distribution. The Corporation has filed a resale registration statement under the Securities
Act of 1933, as amended on Form F- 1 with the Securities and Exchange Commission (the “ SEC ”) to register the enCore Shares, and following the resale registration statement being declared effective by the SEC,
enCore may proceed with the distribution of the Common Shares to its shareholders.
MANAGEMENT CONTRACTS
No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found under the Corporation ’ s profile on SEDAR+
at www.sedarplus.ca. Inquiries, including requests for copies of the Corporation ’ s financial statements and management ’ s discussion and analysis for the year ended March 31, 2026 may be directed to the
Corporation. Additional financial information is provided in the Corporation ’ s comparative financial statements and management ’ s discussion and analysis for the year ended March 31, 2026 which are also available on SEDAR+.

APPROVAL
The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.
DATED this 8 th day of September, 2026.
BY ORDER OF THE BOARD OF DIRECTORS
OF VERDERA ENERGY CORP.
(sg) “ Janet Lee-Sheriff ”
Janet Lee-Sheriff
Chief Executive Officer & Director

SCHEDULE “A”
VERDERA ENERGY CORP.
Audit Committee Charter

1
AUDIT COMMITTEE CHARTER
The Audit Committee (the “Committee”) of Verdera Energy Corp. (the “Company”) is a designated committee of the Board of Directors (the “Board) to which the B oard delegates its responsibilities for the oversight of the accounting and financial reporting process es and the audit of its financial statement s. In addition, the Committee is generally responsible for the oversight of the Company's financial investment transactions, cash management, policies and guidelines, including review of investment manager selection
(if any), establishment of investment benchmarks, and oversight of investment risk management exposure policies and guidelines collectively (“Financial Investments”).
Committee Mandate
The Committee will:
Accounting and Financial Reporting Oversight
(a) prior to public disclosure, review and provide a recommendation to the Board with respect to the approval of:
(i) the Company’s annual audited financial statements and M anagement’s D iscussion and
A nalysis (MD&A) (as defined in National Instrument 51 - 102) of the Company; and
(ii) the corresponding auditor’s report ( if any ) prepared in relation to those financial statements,
(b) prior to public disclosure, review and approve the Company’s interim financial statements and
MD&A,
(c) review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,
(d) e nsure that adequate procedures are in place for review ing financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,
(e) recommend to the Board:
Approved by the Board of Directors July 29, 2025

2
(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and
(ii) the compensation of the external auditor, including approval of any non - audit services in accordance with NI 52 - 110 and Canadian independence standards.
(f) o versee the external auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting.
,
(g) a t least annually, discuss with the external auditors their audit plans, including the adequacy of staffing and compensation.
(h) ensure that the external audit firm has a process in place for the rotation of the lead audit partner and other audit partners, as required under Canadian independence standards.
(i) monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls established by management and the Board,
(j) monitor the management of the principal risks that could impact the financial reporting of the
Company,
(k) establish procedures for:
(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,
(l) pre - approve all non - audit services to be provided to the Company or its subsidiaries by the
Company’s external auditor , ensuring compliance with NI 52 - 110
(m) review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company,
(n) ensure the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to
comply with National Instrument 52 - 109,
(o) a nnually review accounting policies and access necessary changes considering the Company’s activities and market capitalization,
Approved by the Board of Directors July 29, 2025

3
(p) review and recommend to the Board any changes to accounting policies,
(q) a ssess opportunities and risks inherent in the Company’s financial management and evaluate the effectiveness of related controls , and
(r) review major transactions , including acquisitions, divestitures and funding.
The Committee shall have access to the books and records of the Company that the Committee consider s relevant to carrying out its duties and may require any officer or employee of the Company to attend meetings of the Committee and provide to it any information available to the Company relevant to the
Committee's activities, except as the Board may otherwise direct.
The Committee shall have the authority to conduct any investigation appropriate to fulfill its responsibilities.
The Committee shall annually review the Audit Committee Charter and, if required, recommend modifications to the Board.
Composition of the Committee
The Committee will be composed of at least 3 directors , including one designated chairperson. A majority of the Committee will be composed of independent directors and a ll members of the Committee will be financially literate , as defined by applicable legislation, stock exchange listing requirements and NI 52 - 110.
If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three - month period in which to achieve the required level of literacy.
Authority
The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.
The Committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.
T he Committee will keep the Board and management informed of its activities.
Reporting
The Committee reporting obligations include:
(a) reporting to the Board on the proceedings of each committee meeting and on the
Approved by the Board of Directors July 29, 2025

4
Committee’s recommendations at the next regularly scheduled Board meeting; and
(b) reviewing, and reporting to the Board on its concurrence with, the disclosure required by Form 52 -
110F2 in any management information circular prepared by the Company.
This Charter shall remain in effect until amended or repealed by the Board of Directors.
Approved by the Board of Directors July 29, 2025